WNC & ASSOCIATES, INC.

February 24, 2010

BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Ms. Jessica Barberich,
  Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Facsimile: 703/813-6984

Re:         WNC Housing Tax Credit Fund III, L.P.
Form 10-K for the Year Ended March 31, 2009
Filed September 17, 2009
File No. 0-21494

Dear Ms. Barberich:

The registrant is in receipt of your letter to Thomas J. Riha dated February 18, 2010 respecting the above-referenced registrant (the “Partnership”).  I am now the Chief Financial Officer of WNC & Associates, Inc., general partner of the general partner of the Partnership.

Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering system utilized in your letter.

1.           Please be advised that the Partnership considered including the balance sheet of Associates in the subject filing.  For the reasons set forth below, it has determined not to do so.

As a preliminary matter, we note that there is no general requirement in Regulation S-X that the balance sheet of the general partner of a limited partnership be included in the periodic reports of the limited partnership.  There is a requirement in Rule 8-07 of Regulation S-X that such a balance sheet be included; however, the Partnership is not filing as a smaller reporting company and Rule 8-07 is not applicable.

The Partnership acknowledges 2805.8 of the Division’s Financial Reporting Manual, which provides as follows:

‘2805.8 Periodic Reports -Age of Financial Statements

Generally, limited partnership interests are only sold in connection with an offering. Therefore, inclusion of general partner's balance sheet is not mandatory in periodic reports. However, where investors are likely to be influenced by the financial condition of the general partner because of a

[Graphic of Eagle Omitted]

17782 Sky Park Circle  o  Irvine, CA 92614-6404  o  Phone 714/662-5565  o  Fax 714/662-4412  o   www.wncinc.com

Ms. Jessica Barberich,
  Assistant Chief Accountant
February 24, 2010

general partner's commitment, intent or implication to fund cash flow deficits or provide other direct or indirect financial assistance, the general partner’s balance sheet should be filed.”

The Partnership believes that the financial condition of Associates is not likely to influence investors in the Partnership.  As disclosed in the periodic report, the Partnership's accrued payables consist primarily of the asset management fees payable to the Partnership’s general partner, and the Partnership's future contractual cash obligations consist solely of its obligations to pay future annual asset management fees.  Accordingly, the commitment of Associates to fund operations is essentially a commitment to pay itself.  It is not the case that the Partnership owes, or will owe, significant obligations to third-party service providers.  Therefore, it is improbable that the Partnership would be liable for unpaid obligations to unrelated parties, and unlikely to be subject to collection or other actions by third party vendors.

Moreover, we note the requirement of 2805.8 that the investors need to be “influenced.”  Interests in the Partnership, and all other partnerships syndicated by Associates, are essentially illiquid.  Please see Item 5 of the subject periodic report.  “Influence” would mean that an action of the investors would be affected by the inclusion of the balance sheet of Associates.  As there is no market for the Partnership’s securities and there are no redemption or other liquidity rights, there is no regular opportunity for investors to sell their securities, and accordingly no apparent investment decision within the context of securities laws considerations that would be influenced by the inclusion of Associates’ balance sheet. From the perspective of the Partnership’s financial statements, there is no Partnership equity, and has been none for the three years covered by the subject report.  Therefore, on a GAAP basis, the Partnership’s securities have no value.  We anticipate that the Partnership’s business will shift to the holding of its property interests until a sale thereof is feasible, and this will be reflected in the next annual report.

We also note that Associates is a privately held company, as disclosed in the periodic report.  It is not required for any purpose to obtain an audit of its balance sheet that is in compliance with PCAOB standards or any other standards imposed on publicly held companies except those required to obtain the audit report that Associates actually obtains as a privately-held company.  Under the circumstances, because there is no decision of the Partnership’s investors being influenced by the inclusion or exclusion of Associates’ balance sheet, it is not material disclosure to the investors.  It therefore would be unwarranted and unreasonable to require Associates to obtain an audit report it is not otherwise required to obtain.  Additionally, it would be unreasonable to require the inclusion of the balance sheet of Associates in a publicly-filed document, in that its balance sheet is not otherwise publicly available.

The Partnership is a finite life entity.  As disclosed in the subject periodic report, each of the affordable housing properties in which the Partnership has an interest has either completed its compliance period or will have completed it compliance period by the end of the current calendar year. The Partnership is evaluating

Ms. Jessica Barberich,
  Assistant Chief Accountant
February 24, 2010

each of its properties to determine the advisability of the disposition thereof.  Although the liquidation of the Partnership is not imminent, it is the case that the Partnership expects the acceleration of its disposition activities and will likely seek completion thereof within the next several years. The commitment of Associates is not open-ended; neither is it expected to be necessary for many years to come as the Partnership will be dissolved upon the disposition of all its assets, as provided in its agreement of limited partnership.

Based on the foregoing, the Partnership submits that the balance sheet of Associates would not influence the Partnership’s investors and is not necessary or appropriate periodic report disclosure.

2.           Please be advised that Exhibits 31.1 and 31.2 included in the cited periodic reports will be revised so as to be in the exact form required.

*****

In connection with the foregoing, the Partnership hereby acknowledges that:

-	The Partnership is responsible for the adequacy and accuracy of the disclosures in its filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (714) 662-5565 ext. 171.

Very truly yours,

                         /s/ MELANIE WENK

Melanie Wenk
Vice President - Chief Financial Officer,
WNC & Associates, Inc.